Exhibit (a)(1)(viii)

Amended and Restated
Offer to Purchase for Cash

All Outstanding Shares of Common Stock
(including any associated preferred stock purchase rights)

of

Ventana Medical Systems, Inc.

at

$89.50 Net Per Share

by

Rocket Acquisition Corporation
an indirect wholly owned subsidiary

of

Roche Holding Ltd

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 7:00 P.M., NEW YORK CITY
TIME, ON FEBRUARY 7, 2008, UNLESS THE OFFER IS EXTENDED.

WE ARE MAKING THIS OFFER PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF JANUARY 21, 2008 AMONG VENTANA MEDICAL SYSTEMS, INC., ROCHE HOLDINGS, INC. AND ROCKET ACQUISITION CORPORATION. THE BOARD OF DIRECTORS OF VENTANA MEDICAL SYSTEMS, INC. (I) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (II) HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) RECOMMENDS ACCEPTANCE OF THE OFFER BY THE STOCKHOLDERS OF THE COMPANY.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, TOGETHER WITH ANY ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS, OF THE COMPANY WHICH, TOGETHER WITH THE SHARES THEN OWNED BY ROCHE HOLDINGS, INC. AND ITS AFFILIATES, REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS. THE OFFER IS NOT CONDITIONED UPON ANY FINANCING ARRANGEMENTS OR SUBJECT TO A FINANCING CONDITION. OTHER CONDITIONS TO THE OFFER ARE DESCRIBED IN “THE OFFER — SECTION 15 — CONDITIONS OF THE OFFER”.

THE DATE OF THE ORIGINAL OFFER TO PURCHASE WAS JUNE 27, 2007.

THIS AMENDED AND RESTATED OFFER TO PURCHASE AND THE RELATED AMENDED AND RESTATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Dealer Managers for the Offer are:

January 25, 2008

IMPORTANT

If you desire to tender all or any portion of your shares in the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed amended and restated Letter of Transmittal and send it with your stock certificate to Citibank, N.A., the Depositary for the offer. These materials must reach Citibank, N.A. on or prior to the expiration of the offer. Detailed instructions are contained in the amended and restated Letter of Transmittal and in “The Offer — Section 3 — Procedure for Tendering Shares”.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary on or prior to the expiration of the offer, you may be able to tender your shares using the enclosed amended and restated Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See “The Offer — Section 3 — Procedure for Tendering Shares” for further details.

•	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

Any stockholder who has previously tendered shares and has not withdrawn such shares need not take any further action to receive the offer price of $89.50 per share if shares are accepted for payment pursuant to the offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

* * *

Questions and requests for assistance may be directed to the Information Agent or Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this amended and restated Offer to Purchase. Additional copies of this amended and restated Offer to Purchase, the amended and restated Letter of Transmittal, the amended and restated Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee.

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Page

SUMMARY TERM SHEET	1
INTRODUCTION	6
THE OFFER	8
1. Terms of the Offer	8
2. Acceptance for Payment and Payment	9
3. Procedure for Tendering Shares	10
4. Withdrawal Rights	12
5. Certain U.S. Federal Income Tax Considerations	13
6. Price Range of Shares; Dividends	14
7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing; Registration under the Exchange Act; Margin Regulations	14
8. Certain Information Concerning the Company	15
9. Certain Information Concerning the Purchaser and Parent	16
10. Source and Amount of Funds	18
11. Background of the Offer	18
12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights	24
13. The Merger Agreement	25
14. Dividends and Distributions	33
15. Conditions of the Offer	33
16. Certain Legal Matters; Regulatory Approvals	34
17. Fees and Expenses	38
18. Miscellaneous	38
Schedule I Company Board Designees of Holdings and the Purchaser	40
Schedule II Directors, Executive Officers and Controlling Shareholders of Parent and the Purchaser	42

ii

SUMMARY TERM SHEET

Rocket Acquisition Corporation, an indirect wholly owned subsidiary of Roche Holding Ltd, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Ventana Medical Systems, Inc. (together with any associated preferred stock purchase rights) for $89.50 net per share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this amended and restated Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this amended and restated Offer to Purchase and you should carefully read this amended and restated Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this amended and restated Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other section of this amended and restated Offer to Purchase in this summary term sheet to direct you to the sections of the amended and restated Offer to Purchase containing a more complete description of the topics covered in this summary term sheet.

Who is offering to buy my securities?

Our name is Rocket Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Ventana Medical Systems, Inc. We are an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Parent”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Ventana Medical Systems, Inc. (together with any associated preferred stock purchase rights). We refer to one share of Ventana Medical Systems, Inc. common stock, together with any associated stock purchase right, as a “share”. See “Introduction”.

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay $89.50 per share, net to seller in cash, without interest and less applicable withholding taxes and, except in certain circumstances, stock transfer taxes. If you are the record holder of your shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction”.

Do you have the financial resources to pay for the shares?

Yes. We estimate that we will need approximately $3.5 billion to acquire Ventana Medical Systems, Inc. pursuant to the offer and the merger and to pay the related fees and expenses. It is anticipated that the funds necessary to consummate the offer and the merger and to pay related fees and expenses will obtained from general corporate funds of the Roche group. The offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer — Section 10 — Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender in the offer?

No. Since the purchase price is payable in cash, is not conditioned upon any financing arrangements and will be obtained from general corporate funds of the Roche group, we do not think our financial condition is material to your decision whether to tender in the offer. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Parent”.

Is there an agreement governing the offer?

Yes. Ventana Medical Systems, Inc., Roche Holdings, Inc. and Rocket Acquisition Corporation have entered into an Agreement and Plan of Merger, dated as of January 21, 2008. Pursuant to the merger agreement provides, the parties have agreed on the terms and conditions of an amended offer and, following consummation of the offer, the merger of Rocket Acquisition Corporation into Ventana Medical Systems, Inc. See “The Offer — Section 13 — The Merger Agreement”.

What does the Board of Directors of Ventana Medical Systems, Inc. think of the offer?

The Board of Directors of Ventana Medical Systems, Inc. has determined that the merger agreement and the transactions contemplated thereby (including the amended offer and second step merger) are advisable, fair to and in the best interest of Ventana Medical Systems, Inc. and its stockholders and has approved the merger agreement and the transactions contemplated thereby (including the amended offer and the proposed merger). Ventana Medical Systems, Inc. will file an amendment to its Schedule 14D-9 with the SEC indicating the approval of the transaction by its Board of Directors and recommending that Ventana Medical Systems, Inc.’s stockholders tender their shares in the offer. See “The Offer — Section 11 — Background of the Offer”.

Why are the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery being amended and restated?

There have been material developments relating to the offer since it was commenced on June 27, 2007, including the execution of the merger agreement, an increase in price, receipt of certain antitrust approvals and other developments, all of which we have reported in amendments to our tender offer statement on Schedule TO that have been filed with the SEC. We have amended and restated the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery to reflect those developments in a single revised document. See “Introduction”.

How long do I have to decide whether to tender in the offer?

You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 7:00 p.m., New York City time, on February 7, 2008. Pursuant to the terms of the merger agreement, if any of the conditions to the offer is not satisfied or waived on any scheduled or extended expiration date of the offer, Rocket Acquisition Corporation will extend the offer, from time to time until such conditions are satisfied or waived. Notwithstanding the foregoing, Rocket Acquisition Corporation is not required to extend the offer beyond May 31, 2008, or in certain cases, June 30, 2008. See “The Offer — Section 13 — Merger Agreement”.

When the offer expires, we will, if requested to do so by Ventana Medical Systems, Inc. or may, in our sole discretion, provide a “subsequent offering period”. A subsequent offering period, if one is included, will be an additional period of time, beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1 — Terms of the Offer”.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the expiration of the offer a number of shares (together with any associated preferred stock purchase rights) that, together with the shares then owned by Roche Holdings, Inc. and its affiliates (including us), represents at least a majority of the total number of shares outstanding on a fully-diluted basis. The offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the offer are described in “The Offer — Section 15 — Conditions of the Offer”.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if after consummation of the offer (and any subsequent offering period), we do not own at least 90% of the outstanding shares, we have the option, subject to limitations, to purchase from Ventana Medical Systems, Inc. up to a number of authorized and unissued shares sufficient to cause us to own at least 90% of the shares then outstanding, on a fully-diluted basis, at a price per share equal to the price per share paid in the offer. The top-up option cannot be exercised if such exercise would require stockholder approval under the rules of the NASDAQ Global Select Market or if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares. We may exercise this option once, in whole or in part, at any time on or prior to the 10th business day after we accept shares for payment pursuant to the offer or at the end of any subsequent offering period, if applicable. If we exercise the top-up option, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of Ventana Medical Systems, Inc.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Citibank, N.A., the Depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer”.

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed amended and restated Letter of Transmittal and send it with your stock certificate to Citibank, N.A., the Depositary for the offer. These materials must reach Citibank, N.A. on or prior to the expiration of the offer. Detailed instructions are contained in the amended and restated Letter of Transmittal and in “The Offer — Section 3 — Procedure for Tendering Shares”.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary on or prior to the expiration of the offer, you may be able to tender your shares using the enclosed amended and restated Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See “The Offer — Section 3 — Procedure for Tendering Shares” for further details.

•	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered. See “The Offer — Section 3 — Procedure for Tendering Shares”.

If I already tendered my shares in the original offer, do I have to do anything now?

No. Shares previously tendered pursuant to the original Offer to Purchase and Letter of Transmittal and not withdrawn constitute valid tenders for purposes of the offer as amended. Stockholders who have validly tendered and not withdrawn their shares are not required to take any further action with respect to such shares in order to receive the increased offer price if shares are accepted for payment pursuant to the offer, except as may be required by the guaranteed delivery process if such procedure was utilized. See “Introduction” and “The Offer — Section 3 — Procedure for Tendering Shares”.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration of the offer, and, following such expiration, you can withdraw them unless and until we accept shares for payment as provided herein. Once we accept shares for payment, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during any subsequent offering period, if we elect to have such a period. See “The Offer — Section 4 — Withdrawal Rights”.

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, which includes all required information, to Citibank, N.A., the Depositary for the offer, while you have the right to withdraw the shares. See “The Offer — Section 4 — Withdrawal Rights”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all shares validly tendered that have not been withdrawn promptly after the later of the expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “The Offer — Section 15 — Conditions of the Offer”. We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the merger agreement, to delay the acceptance for payment or payment for shares until satisfaction of all conditions to the offer that are dependent upon the receipt of government approvals. See “The Offer — Section 2 — Acceptance for Payment and Payment”.

We will pay for your shares by depositing the purchase price with Citibank, N.A., the Depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Citibank, N.A. of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See “The Offer — Section 2 — Acceptance for Payment and Payment”.

Will the offer be followed by the merger if all the shares are not tendered in the offer?

If we purchase at least a majority of the outstanding shares in the offer, we will seek to effect the merger of Rocket Acquisition Corporation into Ventana Medical Systems, Inc. as promptly as practicable in accordance with the terms of the merger agreement. Furthermore, if pursuant to the offer or otherwise (including as a result of our exercise of the top-up option) we own in excess of 90% of the outstanding shares, we may effect the merger without any further action by the stockholders of Ventana Medical Systems, Inc. If the merger takes place, Roche Holdings, Inc. will indirectly own all of the shares of Ventana Medical Systems, Inc. and all other remaining stockholders (other than stockholders properly exercising their appraisal rights) will receive the price per share paid in the offer. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

If a majority of the shares are tendered and accepted for payment, will Ventana Medical Systems, Inc. continue as a public company?

If the merger takes place, Ventana Medical Systems, Inc. will no longer be publicly owned. Even if the merger does not take place, if we purchase shares in the offer (and any subsequent offering period), there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded on the NASDAQ Global Select Market, there may not be a public trading market for the shares, and Ventana Medical Systems, Inc. may cease to make filings with the Securities and Exchange Commission or otherwise cease to be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing; Registration under the Exchange Act; Margin Regulations”.

If I decide not to tender, how will the offer affect my shares?

If the offer is successful, we intend to seek to effect the merger as promptly as practicable thereafter. If the proposed second-step merger takes place, stockholders who do not tender in the offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available in connection with the offer. However appraisal rights will be available in the merger to holders of shares that are not tendered or voted in favor of the merger and who comply with the applicable requirements of Delaware law. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

What is the market value of my shares as of a recent date?

On June 25, 2007, the last full trading day before the announcement of our intention to commence the original offer, the last reported sales price of Ventana Medical Systems, Inc. common stock reported on the NASDAQ Global Select Market was $51.74 per share. On January 18, 2008, the last full trading day before the announcement of the execution of the merger agreement, the last reported sales price of Ventana Medical Systems, Inc. common stock reported on the NASDAQ Global Select Market was $85.33 per share. On January 24, 2008, the last full trading day before the date of this amended and restated Offer to Purchase, the last reported sales price of Ventana Medical Systems, Inc. common stock reported on the NASDAQ Global Select Market was $88.97 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender. See “The Offer — Section 6 — Price Range of Shares; Dividends”.

What are the U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations”.

Who can I talk to if I have questions about the offer?

You can call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (toll-free) or Greenhill & Co., LLC and Citigroup Global Markets Inc., the Dealer Managers for the offer, at (888) 504-7336 (toll-free) or (866) 362-5840 (toll-free), respectively. See the back cover of this amended and restated Offer to Purchase.

To the Stockholders of Ventana Medical Systems, Inc:

INTRODUCTION

We, Rocket Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), are offering to purchase all outstanding shares of common stock (the “Common Stock”), par value $0.001 per share, of Ventana Medical Systems, Inc., a Delaware corporation (the “Company”), together with any associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), for $89.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this amended and restated Offer to Purchase and the related amended and restated Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This amended and restated Offer to Purchase amends and restates the original Offer to Purchase dated June 27, 2007. The amended and restated Letter of Transmittal circulated with this amended and restated Offer to Purchase amends and restates the Letter of Transmittal circulated with the original Offer to Purchase. Stockholders who have Shares registered in their own names and tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the amended and restated Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Greenhill & Co., LLC (“Greenhill”) and Citigroup Global Markets Inc. (“Citi” and, together with Greenhill, the “Dealer Managers”), the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 17 — Fees and Expenses”.

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of January 21, 2008 (the “Merger Agreement”), among the Company, Roche Holdings, Inc. (“Holdings”) and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, Purchaser will merge into the Company (the “Merger”), with the Company continuing as the Surviving Corporation and becoming an indirect wholly owned subsidiary of Holdings (the “Surviving Corporation”). In the Merger, each outstanding Share (other than Dissenting Shares (as defined below) and any Shares held by the Company, Holdings and any of their affiliates (including us)) will be converted into the right to receive the price paid in the Offer, without interest. The Merger is subject to the satisfaction or waiver of certain conditions. See “The Offer — Section 13 — The Merger Agreement”.

The Board of Directors of the Company (the “Company Board”) (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the stockholders of the Company, (ii) has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) and (iii) recommends acceptance of the Offer by the stockholders of the Company.

Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., the Company’s financial advisors (the “Company Financial Advisors”), has delivered to the Company Board its written opinion to the effect that, as of the date such opinion was delivered, the consideration to be paid in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Shares. The full text of the written opinion of each Company Financial Advisor containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with the Company’s amended Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to stockholders with this amended and restated Offer to Purchase. Stockholders are urged to read the full text of each opinion carefully.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined below) a number of Shares that, together with the Shares then owned by Holdings and its affiliates (including us), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”). The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in “The Offer — Section 15 — Conditions of the Offer”.

According to the Company, as of January 20, 2008, there were outstanding 34,844,346 Shares, no shares of preferred stock, employee stock options to purchase 4,895,184 Shares and company performance units with respect to 43,104 Shares. Based upon the foregoing, there were approximately 39,782,634 Shares outstanding on a fully diluted basis. Our affiliates beneficially own 142,000 Shares. Accordingly, we believe that the Minimum Condition would be satisfied if approximately 19,749,318 Shares are validly tendered pursuant to the Offer and not withdrawn.

Shares previously tendered pursuant to the Offer to Purchase dated June 27, 2007 and the related Letter of Transmittal and not withdrawn constitute valid tenders for purposes of the Offer as amended. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the increased offer price of $89.50 if Shares are accepted for payment pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure is utilized. See “The Offer — Section 3 — Procedure for Tendering Shares”. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this amended and restated Offer to Purchase.

Stockholders tendering their Shares according to the guaranteed delivery procedure set forth under “The Offer — Section 3 — Procedure for Tendering Shares — Guaranteed Delivery” may do so using either the original Notice of Guaranteed Delivery circulated with the original Offer to Purchase or the amended and restated Notice of Guaranteed Delivery circulated herewith.

If we accept for payment and pay for Shares pursuant to the Offer, the Merger Agreement provides that Holdings will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Holdings currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate certain officers or employees of Parent and its subsidiaries to serve as directors of the Company. For certain information regarding each of these persons, see Schedule I. The foregoing information and certain other information contained in this amended and restated Offer to Purchase, the Schedule 14D-9 and certain other materials are being (or will be) provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. We currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, our directors will be the directors of the Company.

Under the Delaware General Corporation Law (“Delaware Law”), if we own at least 90% of the outstanding Shares, we would be able to effect the Merger without a vote of the Company’s stockholders. If we do not own at least 90% of the outstanding Shares, the Merger Agreement must be adopted by the Company’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of the Company.

Pursuant to the Merger Agreement, if we do not own at least 90% of the outstanding Shares, we have the option (subject to certain limitations) to purchase from the Company up to a number of additional Shares sufficient to cause us to own at least 90% of the Shares then outstanding, on a fully diluted basis, at a price per Share equal to the price per Share paid in the Offer (such option, the “Top-Up Option”). We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if we acquire at least 90% of the outstanding Shares, we intend to effect a short-form merger. See “The Offer — Section 13 — The Merger Agreement — Top-Up Option.”

The Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

This amended and restated Offer to Purchase and the related amended and restated Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.  Terms of the Offer.  Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn on or prior to the Expiration Date. “Expiration Date” means 7:00 p.m, New York City time, on February 7, 2008 unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “Section 15 — Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date. If any condition to the Offer is not satisfied or waived on any scheduled or extended Expiration Date, Purchaser will extend the Offer from time to time until all of the conditions are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Purchaser is not required to extend the Offer beyond May 31, 2008 or, in certain cases, June 30, 2008. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4 — Withdrawal Rights.”

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that without the Company’s consent (i) we may not waive the Minimum Condition, (ii) no change may be made that changes the form of consideration to be paid in the Offer, decreases the price per Share or the number of Shares sought in the Offer, amends or adds to the conditions to the Offer set forth in “Section 15 — Conditions of the Offer” or amends any other term of the Offer in any manner adverse to the stockholders of the Company and (iii) the Expiration Date cannot be extended except as otherwise provided in the Merger Agreement.

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, subject to the withdrawal rights described in “Section 4 — Withdrawal Rights”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we will, if requested to do so by the Company or may, in our sole discretion, provide a subsequent offering period to permit additional tenders of Shares. Pursuant to Rule 14d-11 under the Exchange Act, we may include a subsequent offering period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or prior to the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the subsequent offering period and (v) we immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. In addition, we may extend any initial subsequent offering period, provided that the subsequent offering period (including extensions) is no more than 20 business days. No withdrawal rights apply to Shares tendered in a subsequent offering period or with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in the Offer or in a subsequent offering period, if one is included.

If we do include or extend a subsequent offering period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior subsequent offering period.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this amended and restated Offer to Purchase, the amended and restated Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.  Acceptance for Payment and Payment.  Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see “Section 16 — Certain Legal Matters; Regulatory Approvals”.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any subsequent offering period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3 — Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedure for Tendering Shares.

Valid Tender of Shares.  Except as set forth below, to tender Shares in the Offer, either (i) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this amended and restated Offer to Purchase (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (b) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book – Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Although the original Letter of Transmittal only refers to the original Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer as amended and will receive the increased offer price of $89.50 per Share if Shares are accepted for payment pursuant to the Offer.

Shares previously tendered pursuant to the Offer to Purchase dated June 27, 2007 and the related Letter of Transmittal and not withdrawn constitute valid tenders for purposes of the Offer as amended. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the increased offer price of $89.50 if

Shares are accepted for payment pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this amended and restated Offer to Purchase.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “— Guaranteed Delivery” may do so using either the original Notice of Guaranteed Delivery circulated with the original Offer to Purchase or the amended and restated Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery.  The Depositary has established an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this amended and restated Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this amended and restated Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary on or prior to the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary on or prior to the Expiration Date; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding.  Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish that you are exempt from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy.  By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity.  We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.  Withdrawal Rights.  Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Date and, following such expiration, you can withdraw them at any time unless theretofore accepted for payment as provided herein.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this amended and restated Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date (or during the subsequent offering period, if any) by again following any of the procedures described in “Section 3 — Procedure for Tendering Shares”.

If we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.  Certain U.S. Federal Income Tax Considerations.  The following discussion summarizes certain U.S. federal income tax consequences to U.S. holders who exchange Shares pursuant to the Offer or during a subsequent offering period, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or during a subsequent offering period, including the effects of applicable state, local and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options, you are not a citizen or resident of the United States or you are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your exchange of Shares pursuant to the Offer or during a subsequent offering period will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you exchange Shares pursuant to the Offer or during a subsequent offering period, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of any backup withholding tax). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at a maximum tax rate of 15%. The deduction of capital losses is subject to limitations.

A stockholder whose Shares are exchanged in the Offer or during a subsequent offering period may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding”.

6.  Price Range of Shares; Dividends.  The Shares are listed and principally traded on the NASDAQ Global Select Market under the symbol “VMSI”. The following table sets forth for the periods indicated the high and low sales prices per Share on the NASDAQ Global Select Market as reported in published financial sources:

	High	Low

2006
First Quarter	42.58	35.18
Second Quarter	49.36	40.31
Third Quarter	49.54	39.92
Fourth Quarter	44.15	36.77
2007
First Quarter	43.63	39.14
Second Quarter	77.94	41.55
Third Quarter	88.00	76.61
Fourth Quarter	90.25	83.10
2008
First Quarter (through January 24, 2008)	89.29	84.18

According to the Company’s publicly available documents, the Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in the Company.

On June 25, 2007, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Shares was $51.74 per Share. On January 18, 2008 the last full trading day before the announcement of the execution of the Merger Agreement and the increased offer price of $89.50, the last reported sales price of the Shares was $85.33 per Share. On January 24, the last full trading day before the date of this amended and restated Offer to Purchase, the last reported sales price of the Shares was $88.97 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

We believe, based on publicly available information, that as of the date of this amended and restated Offer to Purchase, the Rights are attached to the Shares and not traded separately. As a result, the sales price per Share set forth above includes both the Common Stock and associated Right.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Global Select Market Listing.  Depending upon the number of Shares purchased pursuant to the Offer (and any subsequent offering period), the Shares may no longer meet the standards for continued listing on the NASDAQ Global Select Market. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer (and any subsequent offering period), the Shares no longer meet these criteria, the listing of Shares on the NASDAQ Global Select Market would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on the NASDAQ Global Select Market, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer (and any subsequent offering period) may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the NASDAQ Global Select Market. If the purchase of the Shares pursuant to the Offer (and any subsequent offering period) results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ Global Select Market will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.  Certain Information Concerning the Company.  The information concerning the Company contained in this amended and restated Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, the Purchaser, the Dealer Managers, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser, the Dealer Managers, the Information Agent or the Depositary.

According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Company 10-K”), the Company was incorporated in the State of California in 1985 and reincorporated in the State of Delaware in 1993. The principal executive offices of the Company are located at 1910 Innovation Park Drive, Tucson, Arizona 85755 and its telephone number is (520) 887-2155. According to the Company

10-K, the Company develops, manufactures and markets instrument-reagent systems that automate slide staining in anatomical pathology and drug discovery laboratories worldwide. The Company’s products are designed to provide users with automated high-quality and consistent results with high throughput and significant labor savings. According to the Company, its clinical systems are important tools for anatomical pathology labs in analyzing human tissue to assist in the diagnosis and treatment of cancer and infectious diseases. The Company’s drug discovery systems are used by pharmaceutical and biotechnology companies to accelerate the discovery of new drug targets and to evaluate the safety of new drug compounds. In addition to instruments, the Company also markets consumable products, including reagents and other accessories required to operate its instruments.

Preferred Stock Purchase Rights.  The Company’s Preferred Shares Rights Agreement, dated as of May 6, 1998, between the Company and Wells Fargo Bank, N.A. (as successor to Norwest Bank Minnesota, N.A.) (the “Rights Agreement”) and a description of the Rights Agreement are filed with the Company’s registration statement on Form 8-A12G filed with the SEC on June 9, 1998.

On March 9, 1998, pursuant to the Rights Agreement the Company Board declared a dividend of one Right for each outstanding share of its common stock. Each Right entitles the holder to purchase from the Company a fractional share of a participating preferred stock of the Company at an exercise price of $42.50, subject to adjustment. The Rights will expire on the earlier of (i) March 9, 2008 or (ii) the redemption or exchange of the Rights.

The Rights are not exercisable and are evidenced by common stock certificates and not by separate certificates until the earlier of: (i) ten days following the first date a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the “Shares Acquisition Date”) and (ii) ten business days (or such later date as may be determined by the Company Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. The earlier of such dates is referred to as the “Distribution Date”. A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of common stock is referred to as an “Acquiring Person”.

According to the Company’s solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on July 11, 2007, the Company Board took action on July 9, 2007, as permitted by the Rights Agreement, to delay the Distribution Date, which otherwise would have been triggered by the Offer, until the earlier of (i) the Shares Acquisition Date or (ii) such time as the Company Board by appropriate resolution shall designate.

Pursuant to the terms of the Merger Agreement, the Company has taken action necessary to (i) render the Rights inapplicable to the Offer, the Merger and the Merger Agreement, (ii) ensure that (A) neither Holdings, the Purchaser nor any of their respective affiliates or associates is an Acquiring Person solely by reason or as a result of the Offer, the Merger and the Merger Agreement, (B) a Distribution Date will not occur by reason of the approval or execution of the Merger Agreement or the announcement and consummation of the Offer or Merger and (C) the Rights will expire the earlier of (x) March 9, 2008 or (y) immediately prior to the time at which the Merger becomes effective (the “Effective Time”).

Additional Information.  The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9.  Certain Information Concerning the Purchaser and Parent.  We are a Delaware corporation incorporated on June 20, 2007, with principal executive offices at 9115 Hague Road, Indianapolis, Indiana 46250. The telephone number of our principal executive offices is (317) 521-2000. To date, we have engaged in no activities other than those incidental to our formation and the Offer. The Purchaser is an indirect wholly owned subsidiary of Holdings, which is an indirect wholly owned subsidiary of Parent Parent is a joint stock company founded in 1896 and organized under the laws of Switzerland, with principal executive offices at Grenzacherstrasse 124, CH-4070 Basel, Switzerland. The telephone number of its principal executive offices is +41-61-688-1111. Parent is a holding company which, through its subsidiaries (collectively, the “Roche Group”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics. The Roche Group is one of the world’s leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostics. Parent’s website is located at www.roche.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director, executive officer and controlling shareholder of Parent and the Purchaser and certain other information are set forth on Schedule II hereto.

On June 12, 2007, Roche Finance Ltd, a direct wholly owned subsidiary of Parent and an indirect parent company of the Purchaser, entered into a Master Terms and Conditions for Share Swap Transaction (the “Master Confirmation”) with Citibank, N.A. In connection with hedging its exposure with respect to the transaction contemplated by the Master Confirmation, Citibank, N.A. and its affiliates made the following purchases of Shares:

		Average
Date	Number of Shares	Price per Share

June 13, 2007	20,000	$51.92
June 14, 2007	20,000	$52.78
June 15, 2007	20,000	$52.94
June 19, 2007	20,000	$53.39
June 20, 2007	20,000	$53.31
June 21, 2007	20,000	$53.17
June 22, 2007	20,000	$52.41

Roche Finance Ltd and Citibank, N.A. subsequently agreed to terminate the Master Confirmation. In lieu of Citibank, N.A. unwinding its position with respect to the transactions contemplated by the Master Confirmation, Roche Finance Ltd purchased the 140,000 Shares acquired by Citibank, N.A. for approximately $52.98 per Share (including commissions and related fees and expenses paid by Roche Finance Ltd). On June 21, 2007, Holdings purchased 2,000 Shares for $53.01 per Share through an ordinary brokerage transaction.

Except as set forth elsewhere in this amended and restated Offer to Purchase: (a) none of the Purchaser, Parent and, to the Purchaser’s and Parent’s knowledge, the persons listed in Schedule II hereto or any associate or majority owned subsidiary of Parent, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (c) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Schedule II to this amended and restated Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this amended and restated Offer to Purchase, there have been no transactions between Parent, the Purchaser, their subsidiaries or, to Parent’s and the Purchaser’s knowledge, any of the persons listed in Schedule II to this amended and restated Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this amended and restated Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, the Purchaser, their subsidiaries or, to

Parent’s and the Purchaser’s knowledge, any of the persons listed in Schedule II to this amended and restated Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Schedule II to this amended and restated Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Schedule II to this amended and restated Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) the Roche Group has, and will arrange for us to have, sufficient funds to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses.

10.  Source and Amount of Funds.  We will need approximately $3.5 billion to acquire the Company pursuant to the Offer and the Merger and to pay related fees and expenses. It is anticipated that the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be obtained from general corporate funds of the Roche Group. Neither we nor Parent has any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11.  Background of the Offer.  As part of the continuous evaluation of its businesses and plans, Parent regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Parent has evaluated various alternatives for expanding its diagnostics business, including expanding into the broader histopathology business.

On January 11, 2007, Dr. Severin Schwan, the Chief Executive Officer of Parent’s diagnostics division, called Mr. Christopher Gleeson, the President and Chief Executive Officer of the Company, to invite Mr. Gleeson to meet to discuss, generally, the histopathology business and, more specifically, potential collaborations between Parent and the Company. On January 15, Mr. Gleeson sent an e-mail to Dr. Schwan agreeing to meet Dr. Schwan to discuss the possibility of collaborating, but noted that he was not interested in discussing any transaction in which the Company would not remain an independent entity.

On January 18, 2007, Dr. Schwan had dinner with Mr. Gleeson. During dinner, Dr. Schwan described Parent’s strategic interest in entering the broader histopathology market, Parent’s proposal to make an equity investment in the Company, the structure of Parent’s proposed investment and the synergies that would be created by a strategic partnership between Parent and the Company. As a follow-up to dinner, on January 26, 2007, Dr. Schwan e-mailed Mr. Gleeson to reiterate Parent’s belief that the proposed strategic partnership and equity investment would create value for both Parent’s and the Company’s stockholders. In addition, Dr. Schwan provided Mr. Gleeson with additional information regarding the topics discussed during dinner the previous week. On January 31, 2007, Mr. Gleeson e-mailed Dr. Schwan to inform him that the Company Board had considered Parent’s proposals and was not interested in any partnership that would result in another company obtaining an equity position in the Company.

On February 12, 2007, Dr. Franz Humer, the Chairman and Chief Executive Officer of Parent, sent a letter to Mr. Jack Schuler, the Chairman of the Company. In the letter, Dr. Humer again highlighted Parent’s strategic interest in entering the broader histopathology market and its desire to pursue a strategic partnership with the Company. In addition, Dr. Humer outlined Parent’s preliminary view that Parent and the Company should pursue a partnership model similar to Parent’s relationship with Genentech. Under such an arrangement,

Parent would acquire a majority of the Shares for cash at a premium to market (including an appropriate control premium), and the Company would continue to be both publicly traded and managed and headquartered in Arizona. Dr. Humer also expressed his belief that such a partnership would provide substantial benefits to both Parent and the Company as well as their respective stockholders.

On March 6, 2007, Mr. Schuler sent a letter to Dr. Humer informing him that the Company Board had considered Parent’s proposal and had decided that it was not interested in pursuing a strategic transaction with Parent. On March 12, 2007, Dr. Humer sent a letter to Mr. Schuler expressing both his disappointment in the Company’s response and Parent’s continued willingness to enter into a mutually beneficial transaction with the Company.

On Monday, June 18, 2007, Dr. Humer called Mr. Schuler and asked to meet with him in the United States during that week to present Parent’s proposal to enter into a strategic transaction with the Company. Mr. Schuler informed Dr. Humer that he was unable to agree to a meeting or commit to responding to Dr. Humer’s request within any specific period of time until he had discussed the matter with the Company Board.

Following Dr. Humer’s call with Mr. Schuler, Dr. Humer sent the following letter to Mr. Schuler:

Mr. Jack Schuler
Chairman
Ventana Medical Systems, Inc.
1910 Innovation Park Drive
Tucson, Arizona 85755
USA

Basel, 18 June 2007

Dear Jack:

I regret that you were unable to confirm a meeting this week as I requested in our call today or to agree to get back to me within any specific time frame. Accordingly, on behalf of Roche, I am writing to propose that Roche acquire all of the outstanding common stock of Ventana at a price of $75 per share in cash. This price represents a 41% premium to Ventana’s closing price today, a 40% premium to its all-time high and a 57% premium to Ventana’s three-month average and is, in our view, a compelling offer that your stockholders will find extremely attractive.

As you know, over the past several months, Roche has attempted to engage Ventana’s management and board of directors in a discussion on the merits of a business combination transaction. Unfortunately, Ventana has declined to engage in any meaningful dialogue on this matter. Specifically,

•	On January 18, Mr. Christopher Gleeson, the President and Chief Executive Officer of Ventana, had dinner with Dr. Severin Schwan, the Chief Executive Officer of Roche’s Diagnostics division. During dinner, Dr. Schwan raised with Mr. Gleeson Roche’s interest in entering the broader histopathology market and a possible equity investment in Ventana. On January 31, Mr. Gleeson sent Dr. Schwan an e-mail informing him that Ventana’s board of directors had considered the concept proposed by Roche and was not interested in a situation that would result in another company obtaining an equity position in Ventana.

•	On February 12, I sent you a letter in which I reiterated Roche’s strategic interest in entering the broader histopathology market and our desire to pursue a business combination transaction with Ventana. In that letter, I outlined Roche’s preliminary view that we should pursue a partnership model similar to our longstanding successful relationship with Genentech. As proposed, Roche would have acquired a majority of Ventana’s shares for cash at a premium to market (including an appropriate control premium) with the company continuing to be publicly traded and managed and headquartered in Arizona. We felt that this type of transaction structure would be attractive to Roche and would appeal to Ventana and its stockholders. However, in your March 6 letter to me, you indicated that you and your board of directors were not interested in pursuing a strategic transaction with us.

Accordingly, we have revised our proposal and now contemplate an acquisition of all of the outstanding shares of Ventana for a price of $75 per share in cash. We firmly believe that this price is a full and fair one, and we expect that your stockholders would welcome the opportunity to sell their shares at a significant premium to both the current and historical market values. Due to our size and strong balance sheet, there are no issues concerning our ability to pay for this transaction, and we would not require a financing condition. In addition, we do not believe there are any meaningful regulatory impediments to completing the transaction. We trust that you will agree that this transaction is attractive to your stockholders in terms of both price and closing certainty.

We are mindful of the extraordinary contributions of you and your management team to the success of Ventana. Our proposal contemplates the continued employment of management and other employees following consummation of a transaction, and we are prepared to work with you to develop mutually satisfactory employment arrangements to that end. Further, we expect to maintain the company’s headquarters in Arizona and not to otherwise change its principal facilities.

This proposal is based on Roche’s review of publicly available information concerning Ventana. In order to consummate a transaction, we would of course need to complete satisfactory confirmatory due diligence and negotiate mutually acceptable transaction documentation. Accordingly, we do not believe that disclosure of this letter by Ventana or Roche is required, and we intend to treat this letter as confidential and trust that you will do the same.

As with any transaction of this nature, we believe that time is of the essence. Please call me at your earliest convenience, and preferably no later than Monday, June 25, 2007 to discuss how we can proceed.

Very truly yours,

Franz B. Humer

cc:	The Board of Directors Ventana Medical Systems, Inc.

On June 22, 2007, Dr. Humer sent an e-mail to Mr. Schuler reiterating his request that Mr. Schuler respond to the June 18 letter by June 25. In addition, Dr. Humer informed Mr. Schuler that he planned to call him on the morning of June 25. Later on June 22, 2007, Dr. Humer received a letter from Mr. Schuler dated June 20, 2007 informing him that the Company Board planned to meet during the middle of the following week to consider the proposal made by Parent in the June 18 letter. Mr. Schuler also indicated in his letter that the Company would advise Parent of the Company Board’s decision following the meeting.

On the morning of June 25, 2007, Dr. Humer called Mr. Schuler but was told that Mr. Schuler was unavailable. Later on June 25, immediately prior to Parent’s issuance of a press release announcing its intention to commence the Offer, Dr. Humer sent the following letter to Mr. Schuler:

Mr. Jack Schuler
Chairman
Ventana Medical Systems, Inc.
1910 Innovation Park Drive
Tucson, AZ 85755
USA

Basel, 25 June 2007

Dear Jack:

In light of your unwillingness to agree to meet for a discussion concerning a possible business combination between Ventana and Roche, or even to take my call today, we have decided to publicly disclose the proposal, made to you last week, to acquire all of the outstanding shares of Ventana at a price of $75 per share in cash. As noted in my previous letter, this price represents a substantial premium to Ventana’s current and historical market prices — a 44% premium to the closing price on June 22, a 39% premium to Ventana’s all-time high and a 55% premium to its three-month average. We believe that this is a compelling offer that your stockholders will find extremely attractive and hope that your board will take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

For the past several months, Roche has attempted to engage Ventana’s management and board of directors in a discussion on the merits of a business combination transaction. Unfortunately, Ventana has been unwilling to engage in any meaningful dialogue on this matter. Specifically,

•	On January 18, Mr. Christopher Gleeson, the President and Chief Executive Officer of Ventana, had dinner with Dr. Severin Schwan, the Chief Executive Officer of Roche’s Diagnostics division. During dinner, Dr. Schwan raised with Mr. Gleeson Roche’s interest in entering the broader histopathology market and a possible equity investment in Ventana. On January 31, Mr. Gleeson sent Mr. Schwan an e-mail informing him that the Ventana Board of Directors had considered the concept proposed by Roche and was not interested in a situation that would result in another company obtaining an equity position in Ventana.

•	On February 12, I sent you a letter in which I reiterated Roche’s strategic interest in entering the broader histopathology market and our desire to pursue a business combination transaction with Ventana. In that letter, I outlined Roche’s preliminary view that we should pursue a partnership model similar to our longstanding successful relationship with Genentech. As proposed, Roche would have acquired a majority of the Ventana shares for cash at a premium to market (including an appropriate control premium) with the company continuing to be publicly traded and managed and headquartered in Arizona. We felt that this type of transaction structure would be attractive to Roche and would appeal to Ventana and its stockholders. However, in your March 6 letter to me, you indicated that you and your board of directors were not interested in pursuing a strategic transaction with us.

•	Last week, I requested an opportunity to meet with you to discuss a new proposal, which I subsequently outlined in my letter to you of June 18. However you have remained unwilling to engage in, or agree to, any meaningful discussion concerning our proposal, and were unwilling to take my call today.

We believe that our proposal presents a unique opportunity for Roche, Ventana and their respective stockholders. In light of the important stockholder interests at issue, Roche believes that it is imperative to continue to pursue this matter — notwithstanding your refusal to date to engage with us concerning a possible negotiated transaction. Accordingly, we will make this letter public simultaneously with my sending it to you.

We believe our proposal should be extremely attractive to your stockholders — in terms of price and certainty of closing. The price, with the large premium it represents, is a full and fair one. We have available cash and cash equivalents sufficient to complete the transaction (and we therefore will not require a financing condition) and do not believe there are any meaningful regulatory impediments. In addition, because we intend to seek to retain your excellent management team and employees and to maintain the company’s headquarters in Arizona, we believe it should be attractive to your management and employees.

While Roche continues to prefer a negotiated transaction with Ventana, our board of directors has authorized management to commence a tender offer to purchase all of the outstanding shares of common stock of Ventana for $75 per share in cash, which we intend to do promptly.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell as legal counsel to assist in completing this transaction. If you are willing to engage with Roche, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you may have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please call me as soon as possible.

Very truly yours,

Franz B. Humer

cc:	The Board of Directors Ventana Medical Systems

On June 27, 2007, we filed the original Offer to Purchase and related tender offer materials with the SEC and commenced the Offer.

On July 11, 2007, the Company issued a press release and filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC announcing that the Company Board had determined that the $75 per share cash offer was inadequate and contrary to the best interests of the Company’s stockholders and recommended that the Company’s stockholders not tender into the Offer. The Company also indicated that it would communicate more information about its business and outlook. The Company also indicated that it was not willing to engage in negotiations with Parent at this price level.

On July 26, August 21, September 19 and October 29, 2007, Parent and the Purchaser announced extensions of the Expiration Date of the Offer. On each occasion, the Company issued a press release stating that the Company Board continued to recommend that stockholders not tender into the Offer.

From time to time during October 2007, the parties and their financial advisors had various conversations regarding the possibility of having a meeting between the parties. As a result of these conversations, on November 6, 2007, Dr. Humer telephoned Mr. Schuler and proposed a meeting in New York City later that week. Mr. Schuler advised Dr. Humer that he would discuss the possibility of a meeting with the Company Board and get back to him. Subsequently, Mr. Schuler called Dr. Humer and agreed to meet in New York City.

On November 10, 2007, Dr. Humer and Mr. Schuler met for dinner in New York City. During dinner, they discussed general industry trends, the future of companion diagnostics and other topics. They did not discuss valuation or commence negotiations. They agreed to have further discussions and to instruct their advisors to prepare a confidentiality agreement to facilitate such discussions. During the meeting, Dr. Humer indicated that if the parties were unable to agree on a negotiated transaction, Parent intended to conduct a proxy contest at the Company’s 2008 annual meeting of shareholders.

On November 12, 2007, legal advisors for Parent and the Company spoke by telephone and exchanged drafts of a confidentiality agreement. The attorneys discussed the timing and nature of the confidential information to be shared following the execution of a mutually acceptable confidentiality agreement. On November 13, 2007, Parent publicly announced that it had entered into a confidentiality agreement with the Company and that Parent would commence due diligence.

On November 14 and 15, 2007, executives from Parent met with Company executives in Tucson and participated in a management presentation followed by a question and answer session. On November 16, 2007, legal advisors to the Company and Parent had a conference call to discuss certain intellectual property issues, including pending intellectual property litigation.

On November 18, 2007, Dr. Schwan and Mr. Gleeson had a telephone call to discuss additional due diligence that Parent wanted to undertake. Mr. Gleeson agreed to provide access to certain materials in an electronic dataroom but did not agree to provide all of the information that Dr. Schwan had requested.

On November 20, 2007, Dr. Humer sent an e-mail to Mr. Schuler suggesting that they meet in New York City to discuss the outcome of the various discussions and meetings and to agree on the next steps. Mr. Schuler responded by inviting Dr. Humer to the Company’s headquarters in Tucson.

On November 21, 2007, Parent was given access to certain confidential information concerning the Company through an electronic dataroom.

On November 27, 2007, Dr. Humer met with Mr. Schuler and other members of the Company’s executive management team in Tucson. The group discussed a variety of issues pertaining to the Company’s operations, including the companion diagnostics and advanced staining businesses. Mr. Schuler and Dr. Humer held a separate meeting during which Dr. Humer informed Mr. Schuler that, subject to certain conditions, Parent would be willing to pay $86 per Share to acquire the Company pursuant to a prompt negotiated transaction. Mr. Schuler said that he would advise the full Company Board of his conversation with Dr. Humer, but that he believed that the parties remained far apart with respect to value. Dr. Humer and Mr. Schuler tentatively agreed to meet in New York City on November 29, 2007 to discuss further Parent’s valuation of the Company.

On November 28, 2007, Mr. Schuler called Dr. Humer to cancel the meeting tentatively scheduled for November 29, 2007 in New York City. Mr. Schuler stated that a meeting would be unproductive in light of the gap in value between the parties. During the call, Mr. Schuler and Dr. Humer agreed that the parties’ financial advisors should meet to discuss potential ways to bridge the value gap.

On November 29, 2007, representatives of the Company Financial Advisors met with representatives of Greenhill and Citi at Greenhill’s offices in New York City. The Company Financial Advisors provided Greenhill and Citi with a presentation on valuation that included various valuation methodologies and argued that, based on those analyses, the Company should be valued at in excess of $100 per Share. The Greenhill and Citi representatives indicated that they did not agree and restated Parent’s view that $75 per Share represented a full valuation of the Company and that Parent was willing to consider an acquisition at $86 per Share only in the context of a negotiated transaction and in light of the potential strategic significance to Parent of an acquisition of the Company.

On December 5, 2007, Parent notified the Company of its intention to nominate a slate of independent directors for election to the Company Board and to make certain other proposals at the Company’s 2008 annual meeting of stockholders.

In mid-December, representatives of the financial advisors to the parties had conversations regarding the status of the negotiations in general. The result of these conversations was an agreement to take a break and to resume discussions after the new year.

Later in December, Mr. Schuler called Dr. Humer and suggested that they should schedule another meeting. Dr. Humer and Mr. Schuler agreed to meet in New York City on January 4, 2008.

On January 4, 2008, Dr. Humer and Mr. Schuler met in New York City. During the meeting, Mr. Schuler provided Dr. Humer with financial information regarding the Company and argued that the Company should be valued at $105 per Share. Dr. Humer told Mr. Schuler that Parent’s conditional proposal remained $86 per Share.

Over the next few days, Dr. Humer and Mr. Schuler corresponded via e-mail. Mr. Schuler suggested that Mr. Gleeson meet with Dr. Humer in Basel, Switzerland, and Dr. Humer agreed.

On January 10, 2008, Mr. Gleeson met with Dr. Humer and Dr. Schwan in Basel. The parties discussed the Company’s business performance and outlook, the companion diagnostics market and other topics. Mr. Gleeson informed Dr. Humer and Dr. Schwan that he did not think that the Company Board would approve a transaction at $86 per Share. However, Mr. Gleeson said that he believed that the Company Board would consider an offer at or above $90 per Share but not below and that unanimous board approval was possible at $95 per Share. Dr. Humer reiterated that Parent was unlikely to be willing to increase its offer above $86 per Share, but told Mr. Gleeson that he would consult with Parent’s board of directors and provide a response to Mr. Gleeson no later than Tuesday, January 15, 2008.

On January 11, 2008, a representative of Greenhill contacted a representative of Goldman Sachs. The representative of Greenhill indicated that Parent believed that the meeting in Basel had been very productive. The representative of Greenhill then informed the representative of Goldman Sachs that if the Company Board were unwilling to consider the sale of the Company for less than $90 per Share, Parent would proceed with a proxy contest. The representative of Greenhill also said that, if the Company Board were willing to consider the sale of the Company for less than $90 per Share, Parent would put forth a specific offer.

On January 14, 2008, Mr. Gleeson telephoned Dr. Humer to ask whether Parent would agree to a negotiated transaction in the low $90s. Dr. Humer informed Mr. Gleeson that a deal was not possible in the low $90s. However, Dr. Humer suggested that Parent would be willing to acquire the Company at a purchase price very close to $90 per Share.

On January 15 and 16, 2008, the representative of Greenhill and the representative of Goldman Sachs had further discussions. During these discussions, the representative of Greenhill indicated that Parent was willing to increase the price to $89 and ultimately to $89.50 per Share, subject to a prompt agreement on mutually acceptable terms and conditions. Later that day, the representative of Goldman Sachs indicated that the Company Board was prepared to proceed on that basis if an agreement could be reached quickly.

Later that day, Parent and the Purchaser announced a further extension of the Expiration Date of the Offer. The Company subsequently issued a press release stating that the Company Board continued to recommend that stockholders not tender into the Offer at the price of $75 per Share.

Over the next few days, representatives and advisors for the Company and Parent continued discussions and negotiated the terms of the Merger Agreement and other related agreements. On January 21, 2007, the Company Board approved the transaction, and the definitive agreements were executed. Promptly thereafter, the parties issued a joint press release announcing the transaction.

12.  Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights.

Purpose of the Offer; Plans for the Company.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Holdings is entitled, as soon as practicable after consummation of the Offer, to seek representation on the Company Board and to seek to consummate the Merger. If we purchase Shares pursuant to the Offer, the Merger Agreement provides that Holdings will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Holdings currently intends, promptly after consummation of the Offer, to exercise this right and to designate certain officers or employees of Parent and its subsidiaries to serve as directors of the Company. For certain information regarding each of these persons, see Schedule I. The foregoing information and certain other information contained in this amended and restated Offer to Purchase, the Schedule 14D-9 being mailed to stockholders and certain other materials are being (or will be) provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. In addition, if we purchase Shares pursuant to the Offer, we will seek to consummate the Merger as soon as practicable thereafter. See “Section 13 — The Merger Agreement”.

In the event that Parent acquires control of the Company, it currently expects to operate the Company as a dedicated business within Parent’s diagnostics division and to keep the Company’s headquarters in Tucson, Arizona.

Except as described above or elsewhere in this amended and restated Offer to Purchase, we have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company Board or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

Approval of the Merger.  Under Delaware Law, if we acquire, pursuant to the Offer or otherwise (including as a result of the exercise of the Top-Up Option), at least 90% of the outstanding Shares, we would be able to effect the Merger without a vote of the Company’s stockholders. If we do not acquire at least 90% of the outstanding Shares, the Merger Agreement must be adopted by the Company’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition is satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of the Company.

Appraisal Rights.  No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who demand appraisal of such holders’ Shares and who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures under Delaware Law. Each such dissenting holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with interest on such amount. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights in connection with the Merger if their Shares are purchased in the Offer.

The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware Law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware Law which will be set forth in their entirety in a notice of appraisal rights that will be included in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in a notice of merger and appraisal rights that will be sent to stockholders who do not sell their Shares in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

13.  The Merger Agreement.  The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Capitalized terms not otherwise defined herein will have the meanings ascribed thereto in the Merger Agreement.

The Merger Agreement has been filed as an exhibit to the Schedule TO and this summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent (or its subsidiaries) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company or Parent (or its subsidiaries).

The Offer.  The Merger Agreement requires Purchaser to amend the Offer to increase the purchase price to $89.50 per Share, net to the seller in cash, to provide that the conditions will be as set forth in “Section 15 — Conditions of the Offer” and to amend the Expiration Date to be as set forth on the cover page of this amended and restated Offer to Purchase and to otherwise conform to the requirements of the Merger Agreement. Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer, provided that without the prior consent of the Company (which consent may be granted or withheld by the Company in its sole discretion) (A) the Minimum Condition may not be waived, (B) no change may be made that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, amends or adds to the conditions to the Offer set forth in “Section 15 — Conditions of the Offer” or amends any other term of the Offer in any manner adverse to the stockholders of the Company and (C) the expiration date of the Offer will not be extended except as otherwise provided in the Merger Agreement.

Extensions of the Offer.  Purchaser will extend the Offer from time to time if at the then-scheduled expiration date of the Offer any of the conditions to the Offer are not satisfied or waived until such conditions are satisfied or waived. In no event will Purchaser be required to extend the Offer beyond May 31, 2008 or, in certain cases, June 30, 2008 (the “End Date”) unless Holdings or Purchaser is not then permitted to terminate the Merger Agreement, in which case Purchaser will be required to extend the Offer beyond the End Date. The Merger Agreement further obligates Purchaser to extend the offer (but not beyond the End Date) for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ Global Select Market applicable to the Offer.

The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in “Section 15 — Conditions of the Offer,” to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer and validly tendered in the subsequent offering period. The date on which Shares are first accepted for payment pursuant to the Offer is hereinafter referred to as the “Acceptance Date”.

Subsequent Offering Period.  Following expiration of the Offer, Purchaser will, if requested by the Company, or may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

Directors.  The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer, Holdings will be entitled to designate the number of directors, rounded up to the next whole number, to the Company Board that is in the same proportion as the percentage of Shares then beneficially owned by Holdings and its affiliates to the total number of Shares outstanding. The Company is required to use its reasonable best efforts to cause individuals designated by Holdings to be appointed to the Company Board. The Company will also use its reasonable best efforts to cause individuals designated by Holdings to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board and the board of directors of each subsidiary of the Company that represents the same percentage as individuals designated by Holdings represent on the Company Board.

Notwithstanding the foregoing, the Merger Agreement provides that if Holdings exercises its right to appoint directors to the Company Board, the Company Board will at all times include at least three Continuing Directors (as defined below) and each committee of the Company Board and the board of directors of each subsidiary of the Company will at all times include at least one Continuing Director. A “Continuing Director” means a person who is a member of the Company Board as of the date of the Merger Agreement or is a person selected by the Continuing Directors then in office.

Following the election or appointment of Holdings’ designees to the Company Board and until the Effective Time, the approval of a majority of the Continuing Directors is required (and such authorization will constitute the authorization of the Company Board) to authorize:

•	any amendment or termination of the Merger Agreement by the Company;

•	any agreement between the Company and any of its subsidiaries, on the one hand, and Holdings, Purchaser or any of their respective affiliates (other than the Company and its subsidiaries), on the other hand;

•	the taking of any action by the Company or any of its subsidiaries that would prevent or materially delay the consummation of the Merger;

•	any extension of the time for performance of obligations or action by Holdings or Purchaser under the Merger Agreement; or

•	any waiver of any of the Company’s rights or remedies under the Merger Agreement.

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted to Purchaser an option to purchase from the Company up to that number of authorized and unissued Shares that, when added to the number of Shares owned by Purchaser at the time of exercise, constitutes one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis. The Top-Up Option may be exercised, in whole or in part, only once, at any time during the 10 business day period following the Acceptance Date, or if any subsequent offering period is provided, during the 10 business day period following the expiration date of such subsequent offering period. The Top-Up Option, however, may not be exercised to the extent:

•	the issuance of the Shares upon exercise of the Top-Up Option would require approval of the Company’s stockholders under the rules and regulations of the NASDAQ Global Select Market; or

•	the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares.

The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable in cash in an amount equal to the product of the number of Shares to be purchased and the price paid per Share in the Offer.

The Merger.  The Merger Agreement provides that, at the Effective Time, Purchaser will be merged into the Company. At that time, the separate existence of Purchaser will cease, and the Company will be the Surviving Corporation.

Under the terms of the Merger Agreement, at the Effective Time each Share then outstanding will be converted into the right to receive cash equal to the price paid per Share in the Offer, without interest (the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares held by the Company as treasury stock, by Holdings or any of its subsidiaries and (ii) Shares owned by Company stockholders who properly demand appraisal in accordance with Delaware Law.

The Merger Agreement provides that if, at any time after the Acceptance Date, Holdings and its affiliates own at least 90% of the outstanding Shares, Holdings, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to be effected as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger in accordance with Section 253 of Delaware Law.

If, however, approval of the stockholders of the Company is required to adopt the Merger Agreement in accordance with Delaware Law, the Company has agreed pursuant to the Merger Agreement that it will, among other things, (i) following the Acceptance Date, promptly prepare and file with the SEC a proxy or information statement in connection with the Merger (the “Company Proxy Statement”), (ii) include in the Company Proxy Statement, except to the extent that the Company Board has effected or effects an Adverse Recommendation Change (as defined below) prior to the Acceptance Date, the recommendation of the Company Board that holders of Shares vote in favor of the adoption of the Merger Agreement, (iii) use its reasonable best efforts to cause the Company Proxy Statement to be cleared by the SEC and thereafter mailed to its stockholders as promptly as practicable and (iv) cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the Acceptance Date for the purpose of voting on the adoption of the Merger Agreement. Pursuant to the Merger Agreement, and in accordance with Delaware Law and the Company’s certificate of incorporation, if stockholder approval is required to adopt the Merger Agreement, the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by Purchaser, will be required.

Stock Options.  The Merger Agreement provides that each option to purchase Shares that is outstanding at the Effective Time, whether or not vested or exercisable, will vest and be canceled, and each holder of an option will be entitled to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option.

Restricted Shares.  The Merger Agreement provides that each restricted Share outstanding at the Effective Time will vest (and all restrictions on the restricted Shares will immediately lapse) and will be converted into the right to receive the Merger Consideration.

Performance Units.  The Merger Agreement provides that each performance unit that is outstanding at the Effective Time, whether or not vested, will vest and be canceled, and each holder of a performance unit will be entitled to receive an amount in cash equal to the Merger Consideration, multiplied by the number of Shares subject to the performance unit.

Employee Stock Purchase Plan.  The Merger Agreement provides that Company will suspend payroll deductions and cause the exercise of each outstanding purchase right under the Company’s 2005 employee stock purchase plan not later than the initial scheduled expiration of the Offer.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to Holdings, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, SEC filings, financial statements, disclosure documents, absence of certain changes, absence of undisclosed liabilities, compliance with laws and court orders, litigation, taxes, labor and employment matters, employee benefit plans, environmental matters, material contracts, intellectual property, finders’ fees, the opinions of the Company’s financial advisors and anti-takeover statutes and the Rights Agreement. Holdings has made customary representations and warranties to the Company, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, disclosure documents, finders’ fees, financing and operations of Purchaser.

The representations and warranties in the Merger Agreement will not survive the Acceptance Date.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the securities laws.

Operating Covenants.  The Merger Agreement obligates the Company, from the date of the Merger Agreement until the earlier of the Acceptance Date or termination of the Merger Agreement, subject to certain exceptions to, and to cause each of its subsidiaries to, use their respective reasonable best efforts to conduct their businesses in all material respects in the ordinary course consistent with past practices and use their respective reasonable best efforts to preserve intact their present business organizations, keep available the services of their officers, employees and consultants and maintain relationships with their customers, suppliers and others having significant business relationships with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company and its subsidiaries prior to the Acceptance Date, which provide that, subject to certain exceptions, including as contemplated or as permitted by the Merger Agreement, the Company and its subsidiaries will not take certain actions without the prior consent of Holdings, including, among other things: amendments to their organizational documents; splits, combinations or reclassifications of their securities; redemption or repurchase of their securities; dividends and other distributions; issuances or sales of their securities; amendments to the terms of their securities; capital expenditures; loans, advances or capital contributions; acquisitions or dispositions of material assets or property; sales, assignments, licenses or transfers of certain intellectual property; incurrence of indebtedness other than in the ordinary course; creation of material liens; creation of material limitations or restrictions on the business of the Company; amendment or termination of material contracts; certain increases in compensation or adoption of new benefits plans; settlement of lawsuits; and changes in financial accounting principles or practices or material tax elections.

Access to Information.  Subject to applicable law and certain exceptions, the Merger Agreement provides that until the Effective Time, the Company will provide Holdings, its counsel, financial advisors, auditors and other representatives reasonable access to the properties, offices and books and records of the Company and its subsidiaries and instruct the employees, counsel, financial advisors, auditors and other representatives of the Company and its subsidiaries to cooperate with Holdings in its investigation of the Company and its subsidiaries.

No Solicitation.  In the Merger Agreement, the Company has agreed that neither it nor its subsidiaries will, nor will the Company or any of its subsidiaries authorize or permit any of their respective officers, directors or employees to (and the Company and its subsidiaries will use their respective reasonable best efforts to cause their respective counsel, financial advisors, auditors and other agents and representatives not to), directly or indirectly:

•	solicit, initiate or knowingly take any action to encourage or facilitate the making of an Acquisition Proposal (as defined below);

•	participate in any discussions or negotiations with or furnish any information with respect to the Company or any of its subsidiaries to any third party in connection with an Acquisition Proposal;

•	take any action to render the Rights or Section 203 of Delaware Law inapplicable to any transaction contemplated by the term Acquisition Proposal or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; or

•	approve or enter into any agreement (including an agreement in principle, letter of intent, term sheet or other similar instrument) with respect to an Acquisition Proposal.

Notwithstanding the foregoing, if at any time prior to the Acceptance Date, the Company receives a bona fide written Acquisition Proposal that was not solicited on or after the date of the Merger Agreement, (i) the Company and its representatives may contact the third party or parties making such Acquisition Proposal solely for the purpose of clarifying the terms and conditions thereof and (ii) if the Company Board determines in good faith (after considering the advice of its outside legal counsel and financial advisors) that such Acquisition Proposal is or could be reasonably expected to result in a Superior Proposal (as defined below), the Company may:

(x) pursuant to a confidentiality agreement with terms no less favorable in the aggregate to the Company than those contained in the confidentiality agreement between Parent and the Company, furnish information (including non-public information) relating to the Company or its subsidiaries to the third party that made an Acquisition Proposal and participate in discussions or negotiations with respect to the Acquisition Proposal, but only if (i) the Company has notified Holdings promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal or any request for information with respect to the Company or any of its subsidiaries by a third party that has made or is considering making an Acquisition Proposal or any indication that a third party is considering making an Acquisition Proposal (including the identity of the third party and the material terms and conditions of any proposal, request or indication); (ii) the Company shall keep Parent informed, on a prompt basis, of the status of, and any material changes in any such proposal, request or indication; and (iii) the Company promptly provides Holdings any material information furnished to the third party that has not previously been provided to Holdings; and

(y) enter into a definitive agreement with respect to a Superior Proposal, but only if (i) the Company has complied in all material respects with its “no solicitation” obligations described above; (ii) the Company has notified Holdings that the Company Board has determined that the Acquisition Proposal is a Superior Proposal and intends to enter into a definitive agreement with respect to the Superior Proposal and to terminate the Merger Agreement and attached the most current version of such agreement (or a summary containing all the material terms and conditions thereof and identifying the third party that has made the Superior Proposal); (iii) Holdings has not made, within three business days after receipt of the written notice, an offer that the Company Board concludes in good faith (after considering the advice of its outside legal and financial advisors) causes such Acquisition Proposal to cease to be a Superior Proposal and (iv) the Company terminates the Merger Agreement and pays the termination fee described below.

The Merger Agreement requires the Company and its subsidiaries to, and to cause their officers, directors and employees (and use their reasonable best efforts to cause their respective counsel, financial advisors, auditors, consultants and other agents and representatives) to cease immediately any and all existing activities, discussions or negotiations, if any, with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal.

“Acquisition Proposal” means any inquiry, proposal or offer from any person or persons (other than Holdings and its affiliates) relating to any (i) acquisition of assets of the Company and its subsidiaries (including securities of subsidiaries) representing 20% or more of the Company’s consolidated assets or revenues; (ii) acquisition of 20% or more of the outstanding Shares; (iii) tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 20% or more of the outstanding Shares; or (iv) merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company, in each case, other than the transactions contemplated by the Merger Agreement.

“Superior Proposal” means any Acquisition Proposal (with all percentages in the definition of “Acquisition Proposal” changed to 50%) on terms that the Company Board determines in good faith (after considering the advice of its outside legal and financial advisors and taking into account all the terms and conditions of the Acquisition Proposal) is reasonably likely to be capable of consummation and is more favorable to the Company’s stockholders than the Offer and the Merger (after giving effect to any subsequent offer made by Holdings in response to such Acquisition Proposal).

Company Board Recommendation.  The Company has represented to Holdings in the Merger Agreement that the Company Board, at a meeting duly called and held:

(a) determined that the Merger Agreement and the transactions contemplated in the Merger Agreement are fair to and in the best interests of the Company’s stockholders;

(b) approved the Merger Agreement and the other transactions contemplated in the Merger Agreement, including the Offer and the Merger, and declared the Merger Agreement advisable, in accordance with Delaware Law;

(c) adopted resolutions (subject to the Company Board’s right to make an Adverse Recommendation Change as described below) recommending that Company stockholders accept the Offer and adopt the Merger Agreement (each of (a), (b) and (c), collectively, the “Company Board Recommendation”).

The Merger Agreement provides that the Company Board will not fail to make, withdraw or modify in a manner adverse to Holdings the Company Board Recommendation or publicly recommend or announce its intention to enter into an agreement (including an agreement in principle, letter of intent or other similar instrument) with respect to any Acquisition Proposal or otherwise take any action or make any statement inconsistent with the Company Board Recommendation (collectively, an “Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to the date the stockholders of the Company approve the Merger Agreement, the Company Board may make an Adverse Recommendation Change if it determines in good faith (after considering the advice of its outside legal and financial advisors) that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

The Merger Agreement provides that any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or other factually accurate public statement by the Company that, in each case, merely describes the Company’s receipt of an Acquisition Proposal and the operation of the Merger Agreement with respect thereto and reaffirms the Company Board Recommendation will not be deemed to be an Adverse Recommendation Change. Nothing in the Merger Agreement will prevent the Company Board from disclosing any information required to be disclosed under applicable law or from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal (or any similar communication to holders of Shares in connection with the making or amendment of a tender offer or exchange offer). In addition, nothing in the Merger Agreement will prohibit the Company from taking any action that any court of competent jurisdiction orders the Company to take.

Director and Officer Liability.  The Merger Agreement provides that the Surviving Corporation will (and Holdings will itself as if it were the Surviving Corporation), for six years after the Effective Time, indemnify the current and former officers, directors, employees and employee benefit plan fiduciaries of the Company or any of its subsidiaries in respect of acts, omissions or events occurring at or prior to the Effective Time to the fullest extent provided by the Company’s organizational documents or permitted by applicable law, maintain in effect provisions in the Company’s organizational documents regarding limitations on personal liability of directors and indemnification of, and advancement of expenses to, current and former officers, directors, employees and employee benefit plan fiduciaries and honor the Company’s obligations to these individuals under indemnification agreements to which the Company or a subsidiary of the Company is currently a party. In addition, the Surviving Corporation will (and Holdings will itself as if it were the Surviving Corporation), for six years after the Effective Time, maintain the Company’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies or purchase comparable policies (subject to the limitation that in fulfilling this obligation the Surviving Corporation is not obligated to pay in excess of 300% of the current annual premium paid by the Company for such policies). The Merger Agreement provides that the Surviving Corporation will (and Holdings will itself as if it were the Surviving Corporation) ensure that the successors and assigns of Holdings or the Surviving Corporation, as the case may be, will assume the obligations described above.

Employee Matters.  The Merger Agreement provides that, for a period of one year following the Effective Time, Holdings will provide to all employees of the Company or any of its subsidiaries who continue employment with the Surviving Corporation or any of its affiliates with compensation and benefits that are in the aggregate substantially equivalent to compensation and benefits provided by the Company and its subsidiaries as in effect immediately prior to the Acceptance Date.

Third Party Consents and Regulatory Approvals.  Holdings and the Company have agreed in the Merger Agreement (i) to use their reasonable best efforts to make as promptly as practicable any required filings with any governmental authority or other third party and furnishing all information reasonably required in connection with such filings, (ii) use reasonable best efforts to cause the expiration of any applicable waiting periods, (iii) use reasonable best efforts to obtain any consent, authorization or approval of any private third person required to be obtained by Holdings, Purchaser or the Company or any of their respective subsidiaries in connection with the transactions contemplated by the Merger Agreement; (iv) use reasonable best efforts to prevent the entry of any judgment, injunction, order or decree that would prohibit the consummation of the Offer or the Merger and (v) take any other actions by or with respect to any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Conditions to the Offer. See “Section 15 — Conditions of the Offer”

Conditions to the Merger. The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by Delaware Law, the Merger Agreement has been adopted by the stockholders of the Company;

•	there is no law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Merger; and

•	Purchaser has purchased Shares pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned at any time prior to the Effective Time (notwithstanding approval of the Merger Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Holdings;

(b) by either the Company or Holdings, if:

(i) the Acceptance Date has not occurred on or before May 31, 2008, subject to extension to June 30, 2008 if, on May 31, 2008, none of the conditions described in “Section 15 — Conditions of the Offer” exists other than as a result of the restrictions under applicable antitrust laws (except that this right to terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Acceptance Date to occur on or before such time); or

(ii) if there is a law or final non-appealable judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(c) by Holdings, if prior to the Acceptance Date:

(i) an Adverse Recommendation Change has occurred;

(ii) the Company has intentionally and materially breached its non-solicitation obligations under the Merger Agreement (it being understood that actions taken by officers, directors or employees of the Company or its subsidiaries or representatives will not give rise to a right to terminate the Merger Agreement pursuant to this paragraph (c)(ii) so long as neither the Company nor any of its subsidiaries has authorized or permitted any such actions by its officers, directors or employees and the Company and its subsidiaries have used their respective reasonable best efforts to cause such Company representatives not to take any such actions); or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement has occurred that would cause the condition set forth in paragraphs (b)(ii) or (b)(iii) of “Section 15 — Conditions of the Offer” to the Merger Agreement to exist, and such breach or failure is incapable of being cured by the End Date;

(d) by the Company, if Holdings, Purchaser or any of their respective affiliates has breached in any material respect any of their respective representations and warranties or failed to perform in any material respect any of their respective covenants or agreements set forth in the Merger Agreement or the guarantee (as described below) which breach or failure to perform is incapable of being cured by the End Date; or

(e) by the Company pursuant to the provision described in paragraph (y) under “— No Solicitation” above.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect with no liability on the part of any party to the other party; provided that, if such termination resulted from the (i) intentional failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) material breach of either party to perform a covenant thereof, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure or breach.

Termination Fee.  The Company has agreed in the Merger Agreement to pay Holdings a fee in immediately available funds (in the case of a termination of the Merger Agreement by Holdings, within two business days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination) equal to $110,000,000 if:

(i) the Merger Agreement is terminated by Holdings pursuant to the provision described in paragraph (c)(i) under “— Termination” above or by the Company pursuant to the provision described in paragraph (e) under “— Termination” above; or

(ii) the Merger Agreement is terminated by Holdings or the Company pursuant to the provision described in paragraph (b)(i) under “— Termination” above, if after the date of the Merger Agreement and prior to the date of termination, an Acquisition Proposal has been publicly announced or otherwise been communicated to the Company Board or the Company’s stockholders and not withdrawn and within nine months following the date of such termination, the Company has entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal has been consummated (provided that for purposes of the provision described in this paragraph each reference to “20%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%”).

General Expenses.  Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

In connection with the execution of the Merger Agreement, Parent and the Company entered into a guarantee pursuant to which Parent has guaranteed the performance and discharge of Holdings’ payment and performance obligations under the Merger Agreement. In addition, Thomas D. Brown, Rodney F. Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, M.D., Hany Massarany, Lawrence L. Mehren, Mark C. Miller, Mark D. Tucker and James R. Weersing entered into a tender and support agreement with Holdings pursuant to which, among other things, those stockholders have agreed to tender their Shares in the Offer.

14.	Dividends and Distributions.

As discussed in “Section 13 — The Merger Agreement — Conduct of the Company,” pursuant to the Merger Agreement, without the prior written consent of Holdings, the Company has agreed not to (i) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock other than dividends payable by any wholly owned subsidiaries of the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company securities or any Company subsidiary securities; (ii) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any Company securities or any Company subsidiary securities, other than (A) the issuance of Shares upon the exercise of Company stock options that were outstanding on January 20, 2008 in accordance with the terms of those options on such date and (B) the issuance by any direct or indirect wholly owned subsidiary of the Company of Company subsidiary securities to the Company or to another direct or indirect wholly owned subsidiary of the Company, or the purchase of Shares pursuant to the Company’s 2005 employee stock purchase plan in accordance with its terms as in effect on the date of the Merger Agreement; or (iii) amend any term of any security of the Company or security of a subsidiary (whether by merger, consolidation or otherwise).

15.	Conditions of the Offer.

Pursuant to the Merger Agreement, Purchaser is not required to accept for payment, or pay for, any Shares tendered in the Offer and may, subject to the Merger Agreement, terminate the Offer if:

(a) prior to the expiration of the Offer, (i) the Minimum Condition has not been satisfied or (ii) there are any restrictions or prohibitions under any applicable antitrust law (including suspensory filings requirements, waiting periods and required actions, consents or clearances by any governmental authority) that would make illegal the consummation of the Offer or the Merger; or

(b) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists:

(i) there is a law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(ii) (A) the representations and warranties of the Company contained in the second sentence of Section 4.05 of the Merger Agreement shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) or (B) the other representations and warranties of the Company contained in the Merger Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of clause (B) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below);

(iii) the Company shall have failed to perform in all material respects all of its obligations to be performed or complied with by it under the Merger Agreement prior to such time;

(iv) the Company shall have failed to deliver to Holdings a certificate signed by an executive officer of the Company dated as of the date the Offer expires certifying that the conditions specified in clauses (b)(ii) and (b)(iii) above do not exist; or

(v) the Merger Agreement has been terminated in accordance with its terms.

As used in the Merger Agreement, “Company Material Adverse Effect” means a material adverse effect on (i) the business, operations, results of operations, assets, liabilities or financial condition of the Company and its subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States, (B) changes (including changes of law or regulation) or conditions generally affecting the industry in which the Company and its subsidiaries operate and not specifically relating to or having a materially disproportionate effect on the Company and its subsidiaries, (C) acts of war, sabotage or terrorism or natural disasters involving the United States not having a materially disproportionate effect on the Company and its subsidiaries, (D) the announcement or consummation of the Offer or the transactions contemplated by the Merger Agreement, or (E) any failure by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Company Material Adverse Effect); or (ii) the Company’s ability to consummate the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Holdings, the Purchaser and their affiliates. Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer; provided that without the prior consent of the Company (A) the Minimum Condition may not be waived, (B) no change may be made that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, amends or adds to the conditions to the Offer set forth in this Section 15 or amends any other term of the Offer in any manner adverse to the stockholders of the Company and (C) the expiration date shall not be extended except as otherwise provided in the Merger Agreement. Notwithstanding the foregoing, (x) Purchaser will extend the Offer if at the scheduled or extended expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived, from time to time until such conditions are satisfied or waived and (y) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ Global Select Market applicable to the Offer; provided that in no event will Purchaser be required to extend the Offer beyond the End Date unless Holdings or Purchaser is not then permitted to terminate the Merger Agreement pursuant to the provision described in paragraph (b)(i) under “Section 13 — The Merger Agreement — Termination”, in which case Purchaser will be required to extend the offer beyond the End Date.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15 — Conditions of the Offer”.

State Takeover Statutes.  The Arizona Revised Statutes contain certain anti-takeover provisions that purport to regulate certain attempts to acquire control of a corporation that (i) is incorporated under the laws of Arizona or (ii) has its principal place of business or its principal executive office located in Arizona, owns or controls assets located within Arizona that have a fair market value of at least $1 million, and has more than 500 employees residing in Arizona.

Sections 10-2741 to 10-2743 of the Arizona Revised Statutes (collectively, the “Arizona Business Combination Act”) prohibit an issuing public corporation (as defined in the Arizona Revised Statutes) or one of its subsidiaries from engaging in certain business combinations with an “interested stockholder” (generally, a stockholder owning 10% or more of an issuing public corporation’s outstanding voting stock) for three years after the date the interested stockholder acquired the shares unless either the business combination or the interested stockholder’s acquisition is approved by a committee comprised of disinterested directors from the issuing public corporation before the date of the acquisition.

Sections 10-2721 to 10-2727 of the Arizona Revised Statutes (collectively, the “Arizona Control Share Act”) provide that shares of an issuing public corporation that are acquired in a control share acquisition (generally, any acquisition of an issuing public corporation’s shares which, when added to all other shares beneficially owned by the acquiring person, would entitle the acquiring stockholder to exercise at least 20%, at least 33 1/3% or over 50% of the voting power of the issuing public corporation) and that exceed an applicable 20%, 33 1/3% or 50% threshold do not have voting rights, except with respect to the election of directors, unless approved by a stockholder resolution passed by a majority of the votes entitled to vote on the matter, excluding shares beneficially owned by the acquirer or its associates or affiliates or by any officer or director of the issuing public corporation.

Sections 10-2721 and 10-2743 of the Arizona Revised Statutes provide certain mechanisms by which an issuing public corporation can opt out of the Arizona Control Share Act and the Arizona Business Combination Act, respectively. Based on the information contained in the Company’s publicly available documents, we believe that the Company has not opted out of the Arizona Business Combination Act or the Arizona Control Share Act as of the date of this amended and restated Offer to Purchase.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

On June 29, 2007, the Purchaser filed a Complaint for Declaratory Judgment and Injunctive Relief in the United States District Court for the District of Arizona against the Company and the Attorney General of the State of Arizona alleging that the Arizona Business Combination Act and the Arizona Control Share Act are unconstitutional insofar as they purport to regulate certain target corporations (and tender offers for such target corporations), such as the Company, which are incorporated under the laws of states other than the State of Arizona. Also on June 29, 2007, the Purchaser filed a Motion for Preliminary Injunction seeking a preliminary injunction precluding the enforcement of the Arizona Business Combination Act and the Arizona Control Share Act with respect to the Company and/or the Offer. On August 21, 2007, the United States District Court for the District of Arizona granted the Purchaser’s motion for a preliminary injunction enjoining the Company from taking action to apply or enforce the Arizona Business Combination Act or the Arizona Control Share Act with respect to the Purchaser or the Offer. On September 11, 2007, the Purchaser, the Company and the Attorney General of the State of Arizona entered into a stipulation pursuant to which the Company agreed to consent to the imposition of a permanent injunction. On September 13, 2007, the United States District Court for the District of Arizona entered an order permanently enjoining the Company from taking any action to invoke, apply, or enforce the Arizona Business Combination Act or the Arizona Control Share Act with respect to the Offer or any extension thereof.

If any government official, the Company or third party seeks to apply any other state takeover law (other than Section 203 of Delaware Law) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15 — Conditions of the Offer”.

U.S. Antitrust.  Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Parent filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on July 9, 2007. At 11:59 p.m., New York City time, on Tuesday, July 24, 2007, the applicable waiting period under the HSR Act relating to the Offer expired.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or consummation of the Merger or seeking divestiture of the Shares acquired in connection with the Offer or divestiture of substantial assets owned by us or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Foreign Antitrust Approvals.  Based upon our review of information concerning the Company, Parent and its subsidiaries conduct business in a number of additional countries outside of the United States in which the Company’s products are currently sold. As a result, Parent has filed notifications with respect to the Offer, and obtained approvals from the applicable governmental authorities, in Germany, China and Canada. Parent has also obtained a decision in the Slovak Republic from the applicable governmental authorities which permits the Purchaser to acquire the Shares pursuant to the Offer without approval in advance. Parent has determined that there is no further action required with respect to the Slovak Republic in order to consummate the Offer and the Merger. Further, on January 25, 2008 Parent filed a notification with the applicable governmental authorities in Austria. This filing commenced a four-week waiting period which the Austrian authorities have the authority to terminate prior to its expiration.

The antitrust or merger control statutes or regulations of other foreign countries may require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. We will continue to seek further information regarding the applicability of any such statutes or regulations and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. Transactions such as our acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust and competition authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained. See “Section 15 — Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to foreign antitrust approvals.

If our acquisition of Shares is delayed by a request for additional information or the failure to obtain an approval or exemption from any governmental authority in any foreign country where such approval is required under any foreign antitrust or competition law, the Purchaser may extend the Offer.

Exon-Florio.  Under Exon-Florio, the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of businesses that threaten to impair U.S. national security. Pursuant to Exon-Florio, a party or parties to a proposed acquisition, merger or takeover may voluntarily submit a notification of such acquisition, merger or takeover by a foreign person to the Committee on Foreign Investment in the United States (“CFIUS”), an inter-agency committee chaired by the Treasury Department. Following the submission of a notification, CFIUS is responsible for conducting a national security review of the transaction and either issues a no-action letter or determines that a formal investigation is warranted. Holdings filed a voluntary formal notification with respect to the Offer with CFIUS on July 12, 2007. On August 30, 2007, CFIUS informed Parent and the Purchaser that CFIUS had completed its national security review and determined that no action with respect to the Offer was necessary.

Legal Proceedings.  The following legal proceedings have been initiated since the commencement of the Offer on June 27, 2007.

In addition to the litigation filed in the United States District Court for the District of Arizona described above (See “— State Takeover Statutes”), on June 29, 2007, Holdings and the Purchaser filed a Verified Complaint for Declaratory and Injunctive Relief in the Court of Chancery of the State of Delaware against the Company and the members of the Company Board alleging that the defendant directors had breached their fiduciary duties to the stockholders of the Company in connection with the Offer. On October 26, 2007, Holdings and the Purchaser filed a First Amended Verified Complaint for Declaratory and Injunctive Relief against the Company and the Company Board alleging that the defendant directors have breached their fiduciary duties to the stockholders of the Company in connection with the Offer and that certain delayed redemption provisions of the Rights Agreement are invalid as a matter of Delaware law. The Amended Complaint seeks declaratory relief and injunctive relief compelling the defendants to redeem the Rights or to render the Rights Agreement inapplicable to the Offer and the Merger and to approve the Offer and the Merger for purposes of Section 203 of Delaware Law and enjoining defendants from adopting any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Offer or the Merger. The defendants have moved to dismiss the Amended Complaint but no briefs have been filed to date.

In accordance with the Merger Agreement, however, this litigation, as well as any other litigation currently pending between the Purchaser, Holdings and the Company (or their respective affiliates and representatives), or commenced by or on behalf of any of these parties in connection with the Offer, will be stayed by stipulation. Purchaser, Holdings and the Company have also agreed that, promptly following the Acceptance Date, each party will enter into and file stipulations dismissing with prejudice all such litigation and releasing all claims against the other parties based on any prior action or omission. However, if the Merger Agreement is terminated, the parties are not prevented from pursuing any litigation against the other parties to the Merger Agreement.

Other.  The Merger that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if the Merger were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

17.	Fees and Expenses.

Greenhill and Citi are acting as our financial advisors and as Dealer Managers in connection with the Offer, for which services each will receive reasonable and customary compensation for its services as financial advisor (including its services as Dealer Manager). We have also agreed to reimburse Greenhill and Citi for reasonable out-of-pocket expenses incurred in performing their services (including the fees and expenses of outside counsel) and to indemnify Greenhill and Citi against certain liabilities in connection with their services as financial advisor and/or Dealer Managers, respectively, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, Citi and its affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Dealer Managers, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Managers or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this amended and restated Offer to Purchase or in the amended and restated Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC, and subsequently amended from time to time, a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the same manner as described in “Section 9 — Certain Information Concerning the Purchaser and Parent” with respect to information concerning Parent.

Rocket Acquisition Corporation

January 25, 2008

SCHEDULE I

COMPANY BOARD DESIGNEES OF HOLDINGS AND THE PURCHASER

Holdings has informed the Company that its Company Board designees will be selected by Holdings from among any of the directors and executive officers of Parent and its subsidiaries set forth below. The following table sets forth certain information with respect to individuals Holdings may designate as the Holdings Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). The business address of each person is c/o F.Hoffmann-La Roche Ltd at Grenzacherstrasse 124, CH-4070 Basel (Switzerland) and their telephone number at that address is +41-61-688-1111, except for Frederich Kentz whose business address is 340 Kingsland Street, Nutley, New Jersey 07110 and his telephone number at that address is 973-235-5000 and Steve Oldham whose business address is 9115 Hague Road, Indianapolis, Indiana 46250 and his telephone number at that address is 317-521-2000.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

Peter Eisenring	46	Mr. Eisenring has been Head of the Tax and Insurance Group of F. Hoffmann-La Roche Ltd. since November 1999.
Dr. Gerd Grenner	59	Mr. Grenner has served as Chief Technology Officer of the Diagnostics Division of F. Hoffmann-La Roche since 1998.
Christian J. Hebich	40	Mr. Hebich has been Head of Diagnostics Finance and Services at F. Hoffman-La Roche AG since 2004. Prior to that, Mr. Hebich was General Manager at Roche Diagnostics International Ltd. from 2001 to 2004.
Frederick C. Kentz, III	55	Mr. Kentz has been vice-president and general counsel of Hoffman-La Roche Inc. since 1995.
Dr. Andreas Knierzinger	53	Mr. Knierzinger has been Group Treasurer of F. Hoffmann-La Roche Ltd. since 2003. Prior to that he served as Head of the Corporate Development from 1999 to 2002.
Dr. Beat C. Kraehenmann	50	Mr. Kraehenmann has been Deputy Director of the Corporate Legal Department at F. Hoffmann-La Roche Ltd. since before 2000. He has also served from November 2000 to July 2003 as Secretary and from February 2001 to July 2003 as Member of the Board of Directors of Basilea Pharmaceutica Ltd.
Steve E. Krognes	40	Mr. Krognes has been Head of Mergers and Acquisitions since January 2004. Prior to that, Mr. Krognes was Director of Mergers and Acquisitions of Danske Bank in Copenhagen, Denmark, from July 2002 to December 2003. From April 2000 to July 2002, Mr. Krognes was with Pylonia Ventures, a Norwegian venture investments company, where he was a Director from April 2000 to July 2002. Prior to that, Mr. Krognes was a consultant at McKinsey, a global consulting firm, in London, U.K.
Dr. Bruno G. Maier	62	Mr. Maier has been Head of Corporate Law at F. Hoffmann-La Roche Ltd. since May 1997.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

Steve O. Oldham	56	Mr. Oldham has served as chief legal counsel of Roche Diagnostics Corporation and Roche Diagnostics Operations, Inc. since 1992 and chief ethics officer since 2006.
Dr. Claus-Joerg Ruetsch	55	Mr. Ruetsch has served as Deputy Director of F. Hoffmann-La Roche Ltd. since January 2000.
Robert Yates	49	Mr. Yates has served as Head of Global Business Development Diagnostics at F. Hoffmann-La Roche Ltd. since 2003. From 1997 to 2003, Mr. Yates served as Senior Vice President of Operations at Roche Diagnostics Corporation.

Holdings has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Holdings may choose additional or other designees, subject to the requirements of Rule 14f-1 of the Exchange Act.

None of the Holdings’ designees is currently a director of, or holds any position with, the Company. Holdings has advised the Company that none of Holdings’ designees or any of their affiliates (i) has a familial relationship with any directors or executive officers of the Company, or (ii) has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC except as may be disclosed herein.

Holdings has advised the Company that none of Holdings’ designees during the past five years, has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order with respect to engaging in any type of business practice or enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or federal commodities laws, or a finding of any violation of federal or state securities laws.

SCHEDULE II

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
SHAREHOLDERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director, executive officer and controlling shareholder of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. The business address of each director, officer and controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. All directors, executive officers and controlling shareholders listed below are Swiss citizens, except: Dr. Franz B. Humer, who is a dual citizen of Switzerland and Austria, Prof. Dr. Pius Baschera and Prof. Dr. Beatrice Weder di Mauro, who are dual citizens of Switzerland and Italy, Prof. Dr. John Irving Bell, who is a citizen of Canada, Peter Brabeck-Letmathe, Dr. Wolfgang Ruttenstorfer and Dr. Severin Schwan, who are citizens of Austria, Dr. DeAnne Julius, who is a dual citizen of the United States and the United Kingdom, Prof. Dr. Horst Teltschik, who is a citizen of Germany, Lodewijk J.R. de Vink, who is a citizen of the United States, and William M. Burns and Prof. Jonathan K.C. Knowles, who are citizens of the United Kingdom. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

Dr. Franz B. Humer*	Dr. Humer has been a director since 1995 and served as Chairman of the Board since 2001. He has served as Chief Executive Officer since 1998. Dr. Humer is a member of the Boards of Diageo plc and Chugai Pharmaceuticals and a member of the Supervisory Board of Allianz AG.
Prof. Dr. Bruno Gehrig*	Prof. Dr. Gehrig is Vice-Chairman and Independent Lead Director and has been a director since 2004. He has served as Chairman of the Board of Swiss Life since 2003. From 1996 through 2003, Prof. Dr. Gehrig served as Vice President of the Executive Board of the Swiss National Bank. In addition, Prof. Dr. Gehrig has served as a Professor of Management at the University of St. Gallen since 1991.
André Hoffman*†	Mr. Hoffman is Vice-Chairman and has been a director since 1996. He is a private investor. Since 2000, Mr. Hoffman has served as Chairman of Nemadi Advisors Ltd. and as a member of the Boards of Givaudan Ltd. and Glyndebourne Productions Ltd. He is also Chairman of Living Planet Fund Management Co (since 2003) and a member of the Board of Brunswick Capital Ltd. (since 2003).
Prof. Dr. Pius Baschera*	Prof. Dr. Baschera has been a director since 2007. He is Chairman of the Board of Hilti Corporation and was Chief Executive Officer of Hilti Corporation from 1994 until 2006. Prof. Dr. Baschera has been Chairman of the Board of Venture Incubator AG since 2001, a member of the Boards of Schindler Holding AG since 2005 and Vice-Chairman of the Advisory Boards of Vorwerk Group and ARDEX Group since 1995 and 2002, respectively.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

Prof. Dr. John Irving Bell*	Prof. Dr. Bell has been a director since 2001. He has served as the Regius Professor of Medicine at the University of Oxford since 2002. Since 2006, Prof. Dr. Bell has served as President of the Academy of Medical Sciences in the United Kingdom.
Peter Brabeck-Letmathe*	Mr. Brabeck-Letmathe has been a director since 2000. He has served as a director and Chief Executive Officer of Nestlé S.A. since 1997 and as Chairman of the Board of Nestlé since 2005. Mr. Brabeck-Letmathe is a member of the Boards of L’Oréal (since 1997) and the Credit Suisse Group (since 1997).
Lodewijk J.R. de Vink*	Mr. de Vink has been a director since 2004. He has served as a founding partner of Blackstone Healthcare Partners, LLC since 2003. From 2002 through 2003, he served as Chairman of International Health Care Partners. Mr. de Vink is a member of the Boards of Alcon, Inc. and Flamel Technologies.
Walter Frey*	Mr. Frey has been a director since 2001. He has served as President of the Emil Frey Group since 1969 and as President of the Board of ZLE Betriebs AG since 1997. Mr. Frey is a member of the Boards of Allianz Suisse (since 2001) and Rhomberg Bau AG (since 2006). He previously served as a member of the Board of Zumtobel Staff AG from 1983 through 2003.
Dr. DeAnne Julius*	Dr. Julius has been a director since 2002. She is currently the Chairman of Chatham House. She has also served as Chairman of the Royal Institute of International Affairs since 2003. From 2001 through 2004, Dr. Julius was a Director of the Bank of England and the Bank of England Pension Fund. She has been a member of the Boards of BP plc, Serco Group plc and Lloyds TSB Bank since 2001.
Dr. Andreas Oeri*†	Dr. Oeri has been a director since 1996. He is an orthopedic surgeon.
Dr. Wolfgang Ruttenstorfer*	Dr. Ruttenstorfer has been a director since 2007. He has served as Chairman of the Executive Board and Chief Executive Officer of OMV Aktiengesellschaft since 2002.
Prof. Dr. Horst Teltschik*	Prof. Dr. Teltschik has been a director since 2002. He is President of Teltschik Associates, a consulting firm. Prof. Dr. Telschik served as President of Boeing Germany from 2003 until 2006 and Chairman of the BMW Foundation Herbert Quandt from 1993 to 2003.
Prof. Dr. Beatrice Weder di Mauro*	Prof. Dr. Weder di Mauro has been a director since 2006. She has served as a Professor of International Finance and Macroeconomics at the University of Mainz since 2001. Prof. Dr. Weder di Mauro has been a member the Supervisory Board of ERGO Insurance Group since 2005 and a member of the German Council of Economic Experts since 2004.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

Dr. Erich Hunziker	Dr. Hunziker has served as Chief Financial Officer since 2001 and Deputy Head of the Corporate Executive Committee since 2005. He has been a member of the Board of Genentech, Inc. since 2004 and Chugai Pharmaceuticals since 2006. He is also a member of the Board of Holcim Ltd.
William M. Burns	Mr. Burns has served as Chief Executive Officer of Parent’s Pharmaceuticals Division since 2005. He served as Head of the Pharmaceuticals Division from 2001 to 2005. Mr. Burns has been a member of the Board of Chugai Pharmaceuticals since 2002 and Genentech, Inc. since 2004.
Dr. Severin Schwan	Dr. Schwan has served as Chief Executive Officer of Parent’s Diagnostics Division since 2006. He also served as Head Region Asia Pacific of Roche Diagnostics Asia Pacific Pte Ltd from 2004 through 2005 and Head of Global Finance and Services of the Diagnostics Division from 2000 to 2004.
Prof. Jonathan K.C. Knowles	Prof. Knowles has served as Head Global Research since 1997. He has been a member of the Board of Genentech, Inc. since 1998 and Chugai Pharmaceuticals since 2003.
Dr. Gottlieb A. Keller	Dr. Keller has served as Head Corporate Services and Human Resources since 2004 Secretary to the Board since 1999. From 1999 through 2003, he served as Corporate Compliance Officer of the Roche Group.
Vera Michalski-Hoffmann†	Ms. Michalski-Hoffmann is Head of Libella, a publishing group.
Marie-Anne Hoffman†	Ms. Hoffman is a freelance producer.
Sabine Duschmalé-Oeri†	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.
Catherine Oeri†	Ms. Oeri is a therapist.
Beatrice Oeri†	Ms. Oeri engages in volunteer work and is a trustee for a number of cultural and social foundations.
Maja Oeri†	Ms. Oeri is an art historian. She is a trustee of the Museum of Modern Art in New York and a member of the Art Commission of the Museum of Fine Arts in Basel. Ms. Oeri is also President of the Emanuel Hoffman Foundation, the Laurenz Foundation and the Laurenz-Haus Foundation.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of our directors and executive officers are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with us. The business address of each director and officer is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. All directors and executive officers listed below are Swiss citizens, except Christian J. Hebich who is a citizen of Germany. Directors are identified by an asterisk.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

Dr. Bruno Maier*	President since the Purchaser was formed, Dr. Maier has served as Head of Corporate Law of Parent since 1997.
Christian J. Hebich*	Vice President and Treasurer since the Purchaser was formed, Mr. Hebich has served as Head of Diagnostics Finance and Services of Parent since 2004. He also served as General Manager, Roche Diagnostics International Ltd. from 2001 until 2004.
Dr. Beat C. Kraehenmann	Secretary since the Purchaser was formed, Dr. Kraehenmann has served as Deputy Director of Parent’s Corporate Legal Department since 1989.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

CITIBANK, N.A.

By Mail:	By Overnight Mail:
c/o Computershare	c/o Computershare
Attn: Corporate Actions — Voluntary Offer	Attn: Corporate Actions — Voluntary Offer
P.O. Box 43011	250 Royall Street
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

By Facsimile:
(For Eligible Institutions Only)
(617) 360-6810

Confirm Facsimile Transmission:
(781) 575-2332

If you have questions or need additional copies of this amended and restated Offer to Purchase and the amended and restated Letter of Transmittal, you can call the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: Ventana@mackenziepartners.com

The Dealer Managers for the Offer are:

Greenhill & Co., LLC	Citigroup Global Markets Inc.
300 Park Avenue	388 Greenwich Street
New York, New York 10022	New York, New York 10013

Call Toll Free: (888) 504-7336	Call Toll Free: (866) 362-5840